

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 11, 2007

Jon C. Parker, Sr.
Atlantic Coast Federal Corporation
505 Haines Avenue
Waycross, Georgia 31501

> **Re: Atlantic Coast Federal Corporation**
> **Item 4.02 Form 8-K**
> **Filed June 7, 2007**
> **File No. 000-50962**

Dear Mr. Parker:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please be as detailed as necessary in your response.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Hedge Accounting – Federal Home Loan Bank Advance

1. Please tell us the following:

- The nature and terms of the Federal Home Loan Bank (FHLB) advance being hedged.
- The name of the swap counterparty and the nature of the counterparty termination clause.

As appropriate, please respond to this comment within five business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3872 or William J. Schroeder at (202) 551-3394.

Sincerely,

Hugh West
Branch Chief